Exhibit (J)

Spicer Jeffries llp

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

We hereby consent to incorporation by reference in the Prospectus and the Statement of Additional Information of Freedom 100 Emerging Markets ETF(“FRDM”) (the “Fund”) of our report dated November 26, 2019 relating to our audits of the statements of assets and liabilities of the Funds, including the schedules of investments as of September 30, 2019, the related statements of operations, changes in net assets and financial highlights for the period from May 23, 2019 through September 30, 2019, and the related notes and schedules (collectively referred to as the financial statements), and to the reference to our Firm as the Trust’s “independent registered public accounting firm.”

Denver, Colorado
January 28, 2020